                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                               AMENDMENT NO. 1

                                     to

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                         Jacor Communications, Inc.
       ---------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
       ---------------------------------------------------------------
                       (Title of Class of Securities)

                                  469858401
       ---------------------------------------------------------------
                               (CUSIP Number)

                            James E. Evans, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2536
       ---------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 See Item 5
       ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of 14 Pages

CUSIP NO. 469858401             13D             Page 2 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
               (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
            (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 469858401             13D             Page 3 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Enteprises, Inc.          31-0996797

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut corporation

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC

CUSIP NO. 469858401            13D             Page 4 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
            (See Item 5)

8    SHARED VOTING POWER
            (See Item 5)

9    SOLE DISPOSITIVE POWER
            (See Item 5)

10    SHARED DISPOSITIVE POWER
            (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
            (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840              13D             Page 5 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
           (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
           (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840             13D           Page 6 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           (See Item 5)

8    SHARED VOTING POWER
           (See Item 5)

9    SOLE DISPOSITIVE POWER
           (See Item 5)

10    SHARED DISPOSITIVE POWER
           (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 46985840            13D             Page 7 of 14 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

        SOLE VOTING POWER
           (See Item 5)

8    SHARED VOTING POWER
           (See Item 5)

9    SOLE DISPOSITIVE POWER
           (See Item 5)

10    SHARED DISPOSITIVE POWER
           (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

        This Amendment to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), American Enterprises, Inc. ("AFE") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC, AFE and the Lindner Family are collectively referred to as the "Reporting Persons"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D. Items not included in this amendment are either not amended or are not applicable.


Item 5.        Interest in Securities of the Issuer.

        As a result of Jacor's public offerings of its Common Stock in May 1997, the Reporting Persons no longer owned 5% or more of a class of Jacor equity voting securities. Consequently, no further filings on Schedule 13D will be made unless such ownership level is exceeded.

        On three dates between April 17, 1997 and May 1, 1997, Great American Life Insurance Company, an indirect subsidiary of American Financial, acquired an aggregate of 100,000 Jacor Warrants (exercisable into 20,352 shares of Jacor Common Stock) in open market transactions for $2.0625 per Warrant.


Item 7.        Material to be filed as Exhibits.

               (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 1997
                                           AMERICAN FINANCIAL GROUP, INC.


                                           By: James C. Kennedy
                                                James  C.  Kennedy,
                                                 Deputy General Counsel
                                                  and Secretary

                                           AMERICAN FINANCIAL CORPORATION


                                           By:  James C. Kennedy
                                                 James  C.  Kennedy,
                                                  Deputy General Counsel
                                                   and Secretary

                                           AMERICAN   FINANCIAL  ENTERPRISES,
                                           INC.

                                           By: James C. Kennedy
                                                James C. Kennedy, Secretary

                                           Carl H. Lindner *
                                           Carl H. Lindner

                                           Carl H. Lindner III *
                                           Carl H. Lindner III

                                           S. Craig Lindner *
                                           S. Craig Lindner

                                           Keith E. Lindner *
                                           Keith E. Lindner


       James C. Kennedy
*By James C. Kennedy, Attorney-in-Fact

Exhibit 1
                                     AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), both Ohio corporations and American Financial Enterprises, Inc. ("AFEI"), a Connecticut corporation, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC, AFC beneficially owns 82.6% of the common stock of AFEI and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and AFEI and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier, AFC and AFEI and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

       NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AFEI and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AFEI or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                 AMERICAN PREMIER GROUP, INC.
                                 AMERICAN FINANCIAL CORPORATION
                                 AMERICAN FINANCIAL ENTERPRISES, INC.
                                 By:   /s/ James E. Evans
                                      James E. Evans Vice President & General
                                 Counsel
                                 /s/ Carl H. Lindner
                                     Carl H. Lindner
                                 /s/ Carl H. Lindner III
                                     Carl H. Lindner III
                                 /s/ S. Craig Lindner
                                     S. Craig Lindner
                                 /s/ Keith E. Lindner
                                     Keith E. Lindner

Exhibit 2


                              POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ Carl H. Lindner
                                             Carl H. Lindner

                              POWER OF ATTORNEY



        I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                                             /s/ Carl H. Lindner III
                                             Carl H. Lindner III

                              POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ S. Craig Lindner
                                             S. Craig Lindner

                              POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                                /s/ Keith E. Lindner
                                                Keith E. Lindner